4/8/2002

02022242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Grattan Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED APR 02 2002 WASH. DC 366

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8814 E. Huntington Drive
(No. and Street)

San Gabriel (City) CA (State) 91775-1271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Georgene M. Grattan 626-451-0840 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil & Associates
(Name — *if individual, state last, first, middle name*)

7250 Beverly Blvd., Suite 207 (Address) Los Angeles, (City) CA (State) 90036 (Zip Code)

PROCESSED
APR 09 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-01) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, Georgene M. Grattan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grattan Financial Securities, Inc, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President / Principal
Title

Peggy Rooney
Notary Public

PEGGY ROONEY
Commission # 1206281
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRATTAN FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

For the Years Ended

December 31, 2001 and 2000

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

7250 BEVERLY BOULEVARD
SUITE 207
LOS ANGELES, CALIF. 90036
TELEPHONE (323) 549-3190
FACSIMILE (323) 549-0227
E-MAIL: LPLLCE@AOL.COM

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Grattan Financial Securities, Inc.
Los Angeles, California

We have audited the accompanying statements of financial condition of Grattan Financial Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income and changes in owners' equity, and cash flows for the years then ended. These financial statements are the representations of Grattan Financial Securities, Inc.'s management.

We performed our audit in accordance with generally accepted auditing standards. Those standards require that an audit be designed to evaluate whether the financial statements are materially misstated. Reasonable assurance regarding that evaluation is achieved by examining evidence, on a test basis, that supports the appropriateness of the accounting principles used and the significant estimates made by management, and by assessing the appropriateness of the overall financial statement presentation and disclosures. We believe that our auditing procedures were appropriate in the circumstances to express our opinion presented below.

In our opinion, the financial statements referred to above are, in all material respects, fairly presented in conformity with generally accepted accounting principles.

The schedules of calculation of net capital and aggregate indebtedness, reconciliation of computation of net capital, computation for determination of the reserve requirements and information relating to the possession and control requirements included in this report, although not considered necessary for a fair presentation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

Los Angeles, California
March 22, 2002

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash	$17,385	$76,280
Receivable from brokers and dealers	19,601	19,411
Other receivable	6,439	6,159
Investment	3,300	3,300
Prepaid taxes	1,033	0
Deposit	25,000	25,000
Total Current Assets	72,758	130,150
Fixed Assets		
Property and equipment, net of accumulated depreciation of $14,941 and $8,584, respectively	14,430	12,215
Total Fixed Assets	14,430	12,215
Total Assets	$87,188	$142,365

LIABILITIES and OWNERS' EQUITY

	2001	2000
Current Liabilities		
Accounts payable	$13,282	$75,563
Accrued expenses	12,442	2,500
Loan payable	23,416	10,550
Payroll taxes payable	4,209	4,372
Income tax payable	0	1,000
Total Current Liabilities	53,349	93,985
Owners' Equity		
Commom stock	20,000	20,000
Additional paid in capital	22,843	22,843
Retained earnings	(9,004)	5,537
Total Owners' Equity	33,839	48,380
Total Liabilities and Owners' Equity	$87,188	$142,365

GRATTAN FINANCIAL SECURITIES,INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue		
Commissions and fees	$1,599,648	$1,825,599
Total Revenue	1,599,648	1,825,599
Expense		
Commissions	1,233,832	1,526,077
Insurance	32,270	19,558
Professional services	18,663	9,866
Clearing charges	43,010	65,559
License and permits	6,803	7,040
Employee compensation and benefits	240,205	163,525
Rent	12,000	5,000
Other expenses	66,555	23,440
Total Expenses	1,653,338	1,820,065
Total Other (Income) and Expense		
Interest income	(6,437)	(7,460)
Other income	(40,005)	0
Interest expense	136	588
Depreciation expense	6,357	4,968
Total Other (Income) and Expense	(39,949)	(1,904)
INCOME BEFORE PROVISION FOR INCOME TAXES	(13,741)	7,438
Income tax provision	800	1,800
NET INCOME (LOSS)	($14,541)	$5,638

GRATTAN FINANCIAL SECURITIES,INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($14,541)	$5,638
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	6,357	4,968
Decrease (Increase) in receivable from Brokers and Dealers	(190)	68,662
Decrease (Increase) in other receivable	(280)	187
Decrease (Increase) in deposits	0	(25,000)
Decrease (Increase) in prepaid taxes	(1,033)	0
(Decrease) Increase in accounts payable	(62,281)	10,378
(Decrease) Increase in accrued expenses	9,942	300
(Decrease) Increase in loan payable	12,866	10,550
(Decrease) Increase in payroll tax payable	(163)	(1,106)
(Decrease) Increase in income tax payable	(1,000)	(1,770)
Total Adjustments	(35,782)	67,169
Net cash provided by (used in) operations	(50,323)	72,807
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment	0	(3,300)
Purchase of furniture and equipment	(8,572)	(700)
Net cash used in investing activities	(8,572)	(4,000)
Net change in cash	(58,895)	68,807
Cash at beginning of period	76,280	7,473
Cash at end of period	$17,385	$76,280

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF CHANGES IN OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Owners' Equity	2001	2000
Balance at beginning of year	$48,380	$42,742
Net income (loss)	(14,541)	5,638
Balance at end of year	$33,839	$48,380

GRATTAN FINANCIAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer and is a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the business day following the transaction date.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers, as well as the general stability of the economies in the markets in which it operates significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note B - Accounting Policies (continued)

Investments

In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair market value.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

GRATTAN FINANCIAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

Note C - Cash

The Company maintains its cash balances at a bank located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2001 and 2000 there were no uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2001 and 2000, the Company had net capital requirements of $5,000 and $5,000 respectively and net capital of approximately $8,637 and $26,706.

Note E – K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture and Equipment

	2001	2000
Equipment	$29,371	$ 20,099
Less: Accumulated Depreciation	(14,941)	(8,584)
Net Fixed Assets	$14,430	$ 12,215

Note G – Income Tax provision

As of December 31, 2001, the Company has made a $0 Federal and an $800 California State Income Tax Provision.

Note H – Related Party Transactions

As of December 31, 2001 the Company had a $23,416 payable to a corporation, which is wholly owned by one of the majority owners of Grattan Financial Securities, Inc.

During the year ended December 31, 2000 the Company entered into a lease agreement for office space from one of the majority owners. The terms of the lease call for monthly payments of $1,000 for the period August 1, 2000 to July 31, 2005. During 2001 the Company paid total rent to this individual of $12,000.

As of December 31, 2001 the Company had a balance receivable from one of the majority owners of $6,439.

Note I – Litigation

On August 23, 2001 the Company commenced an Arbitration proceeding against a customer. The filing seeks a determination that the customer has no claims against the Company related to a letter of demand presented by the customer in July 2001 for full restitution of the principal amount invested by the customer and all related fees, charges, premiums and any other payments made to the Company. The Company believes it has meritorious defenses to the customer's demand and intends to defend itself vigorously.

Related to the above matter the NASD and the SEC have opened an investigation against the outside broker. At this time the Company has not been notified of any actions or determination of violations against the broker or the Company. If any determination was made against the broker the Company believes that it has defenses against any actions to the Company.

GRATTAN FINANCIAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2001 AND 2000

Grattan Financial Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

GRATTAN FINANCIAL SECURITIES,INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001 AND 2000

SCHEDULE I

	2001	2000
EQUITY	$33,839	$48,380
Less Non Allowable Assets		
Other Receivable	6,439	6,159
Prepaid Expenses	1,033	0
Furniture and Fixtures (net of depreciation)	14,430	12,215
Total Non Allowable Assets	21,902	18,374
Net capital before haircuts	11,937	30,006
(Increase) Decrease in Hair Cuts or Undue Concentration	3,300	3,300
NET CAPITAL	$8,637	$26,706
Total Liabilities	53,349	93,985
Aggregated Indebtedness	53,349	93,985
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	3,558	6,269
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	6,269
Excess Net Capital	3,637	20,437
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$3,302	$17,308

GRATTAN FINANCIAL SECURITIES,INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2001 AND 2000

SCHEDULE II

	2001	2000
NET CAPITAL PER FOCUS II REPORT	$16,989	$47,673
Increase (Decrease) in Income due to audit adjustments	(18,981)	(17,667)
(Increase) Decrease in non allowable assets	13,929	0
(Increase) Decrease in Hair Cuts Undue Concentration	(3,300)	(3,300)
NET CAPITAL	$8,637	$26,706

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

7250 BEVERLY BOULEVARD
SUITE 207
LOS ANGELES, CALIF. 90036
TELEPHONE (323) 549-3190
FACSIMILE (323) 549-0227
E-MAIL: LPLLCE@AOL.COM

The Board of Directors
Grattan Financial Securities, Inc.
Los Angeles, California

We have examined the financial statements of Grattan Financial Securities, Inc. as of December 31, 2001 and 2000 and have issued our report thereon dated March 22, 2002. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and to use the reliability of financial records to prepare financial statements and maintain accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period ended December 31, 2001 and 2000 which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system which may have existed during the period under review. Accordingly, we do not express an opinion on the system of internal accounting control of Grattan Financial Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness practical of correction.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and should not be used for any other purpose.

If you have any questions, we will be happy to discuss them with you.

Sincerely,

Lichter, Weil & Associates

Lichter, Weil and Associates

Los Angeles, California
March 22, 2002